Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898


[GRAPHIC OMITTED]                                                 PRESS RELEASE

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          BizTelOne and DSET Announce OSS Interconnection Clearinghouse

                 Low-Cost Provider Offers Nationwide Footprint

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Bridgewater, NJ - December 18, 2001 - (Nasdaq: DSET) - DSET Corporation and
BizTelOne (BTO) have entered into an agreement under which each company will contribute a variety of assets to create a clearinghouse for OSS interconnection called the American Communications Exchange (ACX). The ACX is intended to enable competitive telecommunications service providers to electronically submit orders to incumbent local exchange carriers (e.g. BellSouth, Qwest, SBC, Verizon) at significantly less cost than currently possible.

The agreement with DSET is intended to establish BizTelOne as a low-cost provider to service providers that decide to outsource their OSS interconnection needs to a clearinghouse.

DSET has recently established itself as a low-cost provider for those service providers that choose to implement electronic-bonding gateways for OSS interconnection via their own internal IT resources.

The American Communications Exchange clearinghouse will initially offer interconnection to all incumbent carriers in the United States for pre-order, LSR, and ASR transactions. BizTelOne will also have the right to deploy DSET's other gateways in their clearinghouse, including those that support local number portability, emergency (911) services, changing a long-distance carrier, calling-card and caller ID services, and the exchange of trouble tickets with ILECs.

BizTelOne is DSET's exclusive clearinghouse partner, and the two companies expect to compete with offerings from Telcordia, Accenture and Illuminet.

"Partnering with BTO to establish the American Communications Exchange is a good example of trying a different way to offer cash-strapped service providers an opportunity to electronically submit orders to their competitors -- the ILECs," said Bill McHale, DSET's president, chief executive officer, and chairman of the board. "DSET believes that this partnership can produce additional revenue because of BizTelOne's ability to

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reach a broader set of potential customers. It also offers current DSET customers an alternative should they choose to outsource their OSS interconnection needs. Additionally, this partnership will allow our existing customers to take advantage of new software capabilities created for the ACX."

Mr. McHale went on to state that "BizTelOne's drive to enter this market, and their partnership with a very successful clearinghouse that did hundreds of millions in revenue last year, were key considerations in the decision-making process that led to our agreement. Our customers should see this as another level of commitment by DSET to staying in the gateway business. We also believe that we will win a couple of new customers for IT-based implementations of our gateways over the next few weeks under our low-cost Gateway Rental Program."

John Malone, president and chief executive officer of BizTelOne, said, "BizTelOne's low-cost, low-risk clearinghouse will streamline and simplify the OSS interconnect process while offloading the business rule management to BizTelOne. We will leverage the resources of Transaction Network Services, Inc.
(TNS), a leading provider of fast, cost-effective data communications services for transaction-oriented applications with connections to all ILECs in the U.S., and DSET's current gateway suite to rapidly bring the clearinghouse on-line with a nationwide footprint."

About BizTelOne
---------------

Headquartered in Reston, Virgina, BizTelOne has established an OSS interconnection clearinghouse, the American Communications Exchange (ACX), to give competitive service providers an efficient, cost-effective way to automate interconnection with incumbent local exchange carriers. The ACX provides a scalable and cost-effective electronic-bonding capability to competitive service providers. The ACX easily accommodates the addition of new trading-partner relationships and transaction types while satisfying emerging business requirements such as Wireless Number Portability. BizTelOne's Web site can be viewed at www.biztelone.com.

About DSET
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DSET Corporation is a supplier of electronic-bonding gateways and software solutions that automate the provisioning of Internet Protocol (IP)-based services. DSET gateways enable communications providers to implement electronic Trading Partner Networks (TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. DSET IP provisioning solutions facilitate the creation of virtual private networks (VPNs) and other services at a fraction of the cost and time of conventional provisioning methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                      x x x


BizTelOne Contact:

John Malone, 703-476-1475, e-mail: jmalone@biztelone.com

DSET Contacts:

Media Relations: Dean Maskevich, Marketing Communications, 908-526-7500
                 Ext. 1366, e-mail: dmaskevi@dset.com

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net



DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.

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